Pricing Supplement dated December 22, 2006 (To the Prospectus dated September 21, 2005 and Prospectus Supplement dated November 1, 2006)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-126811 January 24, 2007

$10,000,000 Principal Protected BMA Municipal Swap Index – 3-Month LIBOR Spread Notes due January 31, 2017

Terms used in this pricing supplement, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Principal Amount:	$10,000,000	Issuer:	Barclays Bank PLC

Principal Protection Percentage:	100%	Series:	Medium-Term Notes, Series A

CUSIP Number:	06738CXM6	Trade Date:	January 24, 2007

ISIN:	US06738CXM62	Original Issue Date:	January 31, 2007

Denominations:	Minimum denominations of $100,000 and in integral multiples of $100,000 thereafter.	Maturity Date:	January 31, 2017

Business Day:	☑ New York ☑ London ☐ Euro ☐ Other (_________________)	Business Day Convention:	☑ Following ☐ Modified Following ☐ Preceding ☐ Adjusted or ☑ Unadjusted

Interest Rate Type (see variable rate below):		Day Count Convention:
☐ Fixed Rate		☐ Actual/360	☐ NL/365
☐ Regular Floating Rate		☑ 30/360	☐ 30/365
☐ Inverse Floating Rate (see page S-36 of the prospectus supplement for a description of inverse floating rate Notes) ☑ Other (see description in this pricing supplement)		☐ Actual/Actual ☐ Actual/365	☐ Actual/366 ☐ Actual/252 or Business Days/252

Reference Asset:		☐ Federal Funds (Effective) Rate
☐ CD Rate		☐ Federal Funds (Open) Rate
☐ CMS Rate		☑ LIBOR
☐ CMT Rate		Designated LIBOR Page:	☐ Reuters: ______
Designated CMT Telerate Page:	☐ 7051 ☐ 7052		☑ Telerate: 3750
☐ Commercial Paper Rate		☐ Prime Rate
☐ Eleventh District Cost of Funds Rate		☐ Treasury Rate
☐ EURIBOR		☐ Consumer Price Index (the “CPI”); Reference Month: ___________
☑ Other (see description in this pricing supplement)

Interest Rate:	The sum of the fixed percentage and the variable percentage, subject to the minimum interest rate.

Minimum Interest Rate:	0.00%

Fixed Percentage:	8.95%

Variable Percentage:	12 * [(0.65 * average 3-Month LIBOR) – (average BMA Index Value)]

Reference Assets:

“Average 3-Month LIBOR”, for any interest period, will equal the weighted average of the weekly 3-month LIBOR rates. The weekly 3-month LIBOR rate will equal the rate for 3-month LIBOR reported by Telerate on page “3750” (or any successor page) at 11:00 a.m., London time. The weighted average 3-month LIBOR equals the non-compounded weekly weighted average of the 3-month LIBOR rate in effect during the applicable interest period.

“Average BMA Index Value”, for any interest period, will equal the weighted average of the weekly BMA Municipal Swap Index Value. The weekly BMA Municipal Swap Index Value will equal the value of the Bond Market Association Municipal Swap Index reported by Thomson Municipal Market Data (“MMD”) (or any successor) on each Wednesday. The weighted average of the weekly BMA Municipal Swap Index Value equals the non-compounded weekly weighted average of the U.S. dollar-denominated Bond Market Association Municipal Swap Index rates in effect during the applicable interest period.

The BMA Municipal Swap Index will be determined with reference to Bloomberg screen MUNIPSA INDEX <GO>. If the BMA Municipal Swap Index cannot be determined, the BMA Municipal Swap Index will be determined with reference to the website maintained by the Bond Market Association at www.bondmarkets.com.

The weighted average of each reference asset will equal i) the sum of x) the relevant rate multiplied by y) the number of days such rate is in effect, divided by ii) the number of days in the relevant Interest period.

Interest Payment Date:	☐ Monthly, ☐ Quarterly, ☑ Semi-Annually, ☐ Annually,

in arrears on the 31st day of July and January, commencing on July 31, 2007 and ending on the maturity date.

Interest Determination Date:	For average 3-month LIBOR, two business days prior to each interest reset date. For average BMA index value, Wednesday preceding each interest reset date.

Interest Reset Date:	Weekly on Thursdays.

Interest Periods:	The initial interest period will begin on, and include, the issue date and end on, but exclude, the first interest payment date. Each subsequent interest period will begin on, and include, the interest payment date for the preceding interest period and end on, but exclude, the next following interest payment date. The final interest period will end on the maturity date.

Payment at Maturity:	100% of the principal amount of the Notes.

Settlement:	DTC; Book-entry; Global note; Transferable.

Trustee:	The Bank of New York

Listing:	The Notes will be not listed on any U.S. securities exchange or quotation system.

Calculation Agent:	Barclays Bank PLC

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-3 of the prospectus supplement and “ Selected Risk Factors” beginning on page PS-1 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of Notes. In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

The Notes are not bank deposits and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

	Price to Public	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	100%	1.00%	99%
Total	$10,000,000	$100,000	$9,900,000

Wachovia Capital Markets, LLC Placement Agent

GENERAL TERMS FOR THE NOTES

You should read this pricing supplement together with the prospectus dated September 21, 2005, as supplemented by the prospectus supplement dated November 1, 2006 relating to our medium-term notes, Series A, of which these Notes are a part. This pricing supplement, together with the documents listed below, contain the terms of the Notes and this pricing supplement supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus supplement dated November 1, 2006 and prospectus dated September 21, 2005: http://www.sec.gov/Archives/edgar/data/312070/000119312506219780/d424b2.htm

Our Central Index Key, or CIK, on the SEC website is 1-10257. As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

Selected Purchase Considerations

•	Preservation of Capital at Maturity—You will receive at least 100% of the principal amount of your Notes if you hold your Notes to maturity. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•	Tax Treatment—In the opinion of Cadwalader, Wickersham & Taft LLP, our special U.S. tax counsel, the following discussion (in conjunction with the discussion in the prospectus supplement) summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of Notes. We have been advised that it is reasonable to treat, and we intend to treat, the Notes as variable rate debt instruments subject to taxation as described under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Variable Rate Debt Instruments” in the prospectus supplement. Pursuant to the terms of the Notes, each Holder agrees to treat the Notes consistent with this treatment for all U.S. federal income tax purposes.

Selected Risk Factors

An investment in the Notes involves significant risks. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement.

•	No Principal Protection Unless You Hold the Notes to Maturity—You will be entitled to receive the full principal amount of your Notes only if you hold the Notes to maturity. The market value of the Notes may fluctuate, and if you sell your Notes in the secondary market prior to maturity you may receive less than your initial investment as the Notes are not principal protected prior to maturity.

•	Interest Amounts Will Vary and May Be Zero—The interest rate is a floating rate dependant on the variable percentage for each interest period. The variable percentage, in turn, will depend on the difference between the weekly average of 3-month LIBOR and the weekly average of the BMA Municipal Swap Index in each interest period (which difference we refer to as the spread, see “Interest Rate” above). The amount of interest you accrue on the Notes in any interest period will decrease as the spread decreases. If the interest rate is zero, you will not accrue any interest on the Notes during that interest period. If this is true in every interest period, the interest paid on the Notes will be zero.

•	The Spread Will Depend on a Number of Factors—The amount of interest you accrue on the Notes, if any, will depend on the spread. In general, as the spread decreases so does the amount of interest payable on the Notes. A number of factors can affect the spread by changing the relative values of the weekly average of 3-month LIBOR rate and the weekly average of the BMA Municipal Swap Index. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following describes what may impact the spread of a change in a specific factor, assuming all other conditions remain constant.

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•	The BMA/LIBOR Ratio. The BMA/LIBOR ratio represents the relationship between the BMA Municipal Swap Index and 3-month LIBOR and is calculated by dividing the BMA Municipal Swap Index by 3-month LIBOR. In general, we expect that increases in the BMA/LIBOR ratio may reduce the spread.

•	Marginal Tax Rates. In general, we expect that actual or anticipated decreases in marginal tax rates may reduce the spread.

•	Tax-Exempt Nature of Municipal Securities. In general, we expect that actual or anticipated changes to the current U.S. federal income tax treatment of municipal securities may reduce the spread.

•	Tax Treatment of Comparable Securities. In general, we expect that actual or anticipated changes to the current U.S. federal income tax treatment of securities other than municipal securities may reduce the spread.

•	The Supply and Demand for Municipal Securities. We expect that a decline in the price of municipal securities relative to other debt securities due to various factors including reduced demand for or increased supply of municipal securities, fragmentation in the market for municipal securities, uncertainty regarding the rights of holders of municipal securities, and illiquidity may reduce the spread.

These and other factors may have a negative impact on the payment of interest on the Notes. In addition, these and other factors may have a negative impact on the value of your Notes in the secondary market.

•	Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—Although you will not receive less than the principal amount of the Notes if you hold the Notes to maturity, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC may be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•	Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank may offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

•	The Historical Performance of Weekly Average of 3-Month LIBOR and of the Weekly Average of the BMA Municipal Swap Index Is Not an Indication of their Future Performance—The historical performance of weekly average of 3-month LIBOR and the weekly average of BMA Municipal Swap Index should not be taken as an indication of the future performance of weekly average of 3-month LIBOR and the weekly average of the BMA Municipal Swap Index during the term of the Notes. Changes in the level of weekly average of 3-month LIBOR and the weekly average of the BMA Municipal Swap Index will affect the trading price of the Notes, but it is impossible to predict whether the level of weekly average of 3-month LIBOR or the weekly average of the BMA Municipal Swap Index will rise or fall.

•	You Will Not Have Any Rights with Respect to Any Variable-Rate Demand Notes (“VRDNs”) Comprising the BMA Municipal Swap Index—You will not own or have any beneficial or other legal interest in, and will not be entitled to any rights with respect to, any VRDNs underlying the BMA Municipal Swap Index. An investment in the Notes does not constitute an investment in any VRDN underlying the BMA Municipal Swap Index. In addition, the interest you earn on the Notes, if any, is not tax-exempt. You should refer to “Certain Purchase Considerations—Tax Treatment” in this pricing supplement for further information.

•	Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

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Additional Information

Description of the BMA Municipal Swap Index

Unless otherwise stated, we have derived all information regarding the Bond Market Association Municipal Swap Index™ (the “BMA Municipal Swap Index”) provided in this pricing supplement, including its composition, method of calculation and changes in components, from publicly available sources and other sources we believe to be reliable. Such information reflects the policies of, and is subject to change by The Bond Market Association and/or Thomson Municipal Market Data (“MMD”). MMD is under no obligation to continue to produce, and may discontinue or suspend the production of, the BMA Municipal Swap Index at any time. We do not assume any responsibility for the accuracy or completeness of any information relating to the BMA Municipal Swap Index.

The BMA Municipal Swap Index was created by The Bond Market Association and is produced by MMD. The BMA Municipal Swap Index is a weekly high grade market index comprised of 7-day tax-exempt variable rate demand notes (“VRDNs”) from MMD’s database of more than 24,000 active VRDN issues. The BMA Municipal Swap Index is calculated on a weekly basis, and released to subscribers on Thursday. The actual number of issues that make up the BMA Municipal Swap Index will vary in time as issues are called, converted, mature or are newly issued. In addition, if changes occur which violate the criteria or calculation methods of the BMA Municipal Swap Index, an issue will be dropped. The qualification criteria for the BMA Municipal Swap Index have been established by a subcommittee of The Bond Market Association. Typically, the BMA Municipal Swap Index has included 650 issues in any given week.

Computation of the BMA Municipal Swap Index

To be eligible for inclusion in the BMA Municipal Swap Index, an issue must meet the following criteria:

(1) be a weekly reset, effective on Wednesday (no lag resets considered);

(2) not be subject to Alternative Minimum tax;

(3) have an outstanding amount of $10 million or more;

(4) have the highest short-term rating (VMIG1 by Moody’s or A-1+ by S&P); and

(5) pay interest on a monthly basis, calculated on an actual/actual basis.

In addition, only one quote per obligor per remarketing agent will be included in the BMA Municipal Swap Index. Issues from all states are eligible for inclusion.

The following are considered in the BMA Municipal Swap Index calculation:

(1) The standard deviation of the rates is calculated. Any issue falling outside of +/- 1.0 standard deviations is dropped.

(2) Each participating remarketing agent is limited to no more than 15% of the BMA Municipal Swap Index by an averaging method.

Discontinuance of the BMA Municipal Swap Index

If the BMA Municipal Swap Index is not provided or if the calculation agent determines that any material change has been made to the BMA Municipal Swap Index or in the formula for, or method of, calculating the BMA Municipal Swap Index, the value of the BMA Municipal Swap Index for that interest reset date will be the Kenny Index. The Kenny Index, for an interest reset date, is the Kenny S&P 7-day High Grade Index as of the close of business on that interest reset date, as provided by Kenny S&P Evaluation Services (or its successor) to its subscribers.

If MMD discontinues production of the BMA Municipal Swap Index or MMD or another entity produces a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the BMA Municipal Swap Index, then the value of the BMA Municipal Swap Index will be determined by reference to the value of that index, which we refer to as a “successor index.”

Upon any selection by the calculation agent of a successor index, the calculation agent will cause notice to be furnished to us and the trustee.

If MMD discontinues production of the BMA Municipal Swap Index and a successor index is not selected by the calculation agent or is no longer published on any date of determination of the value of the BMA Municipal Swap Index, the value to be substituted for the BMA Municipal Swap Index for that date will be a value computed by the calculation agent for that date in accordance with the procedures last used to calculate the BMA Municipal Swap Index prior to any such discontinuance.

If MMD discontinues production of the BMA Municipal Swap Index prior to the determination of the Variable Rate for any Interest period and the calculation agent determines that no successor index is available at that time, then on each day on

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which the value of the BMA Municipal Swap Index must be determined until the earlier to occur of (a) the determination of the Variable Rate for such Interest period and (b) a determination by the calculation agent that a successor index is available, the calculation agent will determine the value that is to be used in computing the value of the BMA Municipal Swap Index as described in the preceding paragraph. The calculation agent will cause notice of weekly values to be published not less often than once each month in The Wall Street Journal (or another newspaper of general circulation). Notwithstanding these alternative arrangements, discontinuance of the production of the BMA Municipal Swap Index may adversely affect the market value of the Notes.

If a successor index is selected or the calculation agent calculates a value as a substitute for the BMA Municipal Swap Index as described above, the successor index or value will be substituted for the BMA Municipal Swap Index for all purposes. Notwithstanding these alternative arrangements, discontinuance of the production of the BMA Municipal Swap Index may adversely affect the market value of the Notes.

All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will be conclusive for all purposes and binding on us, Wachovia Capital Markets, LLC, the trustee and the beneficial owners of the Notes, absent manifest error.

Market Disruption Events

See “Market Disruption Events for Notes with the Reference Asset Comprised of an Index or Indices” beginning on page S-63 of the prospectus supplement.

Historical Data

The following graph sets forth, for each of the periods indicated, 3-month LIBOR (as reported by Bloomberg) and the BMA Municipal Swap Index (as reported by MMD). We make no representation or warranty as to the accuracy or completeness of the information obtained. The historical levels of the reference assets should not be taken as an indication of future performance, and no assurance can be given as to the reference assets values or closing levels.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Disclaimer

The Notes are not sponsored, endorsed, sold or promoted by MMD. MMD makes no representation or warranty, express or implied, to the holder of the Notes or to any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the MMD to track the performance of municipal swaps. MMD’s only relationship to Barclays Bank PLC and its subsidiaries, including Barclays Capital Inc. (other than transactions entered into in the ordinary course of business) is the licensing of certain service marks and tradenames of MMD and of the BMA Municipal Swap Index which is determined, composed and calculated by MMD without regard to Barclays Bank PLC, its subsidiaries or holders of the Notes. MMD has no obligation to take the needs of Barclays Bank PLC, its subsidiaries or the holders of the Notes into consideration in determining, composing or calculating the BMA Municipal Swap Index.

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MMD is not responsible for and has not participated in the determination of the timing or sale of the Notes, prices at which the Notes are initially to be sold, or quantities of the Notes to be issued or in the determination or calculation of the equation by which interest is payable on the Notes. MMD has no obligation or liability in connection with the administration, marketing or trading of the Notes.

The BMA Municipal Swap Index is calculated using information that MMD considers reliable but neither MMD nor The Bond Market Association represents that the BMA Municipal Swap Index is accurate or complete and it should not be relied upon as such by Barclays Bank PLC, Barclays Capital Inc., the trustee or holders of the Notes. In addition, the methodology used to calculate the BMA Municipal Swap Index may change from time to time and, although it will endeavor to provide Barclays Bank PLC with reasonable advance notice, MMD reserves the right to discontinue publication of the BMA Municipal Swap Index at any time. In no event shall MMD have any liability to Barclays Bank PLC, Barclays Capital Inc., holders of the Notes or any other third party for damages of any kind incident to the use of the BMA Municipal Swap Index.

Supplemental Plan of Distribution

Wachovia Capital Markets, LLC will act as placement agent for the Notes and will receive a fee from us that would not exceed $10 per $1,000 principal amount Note.

We expect that delivery of the Notes will be made against payment for the Notes on or about January 31, 2007, which is the fourth business day following the pricing date (this settlement cycle being referred to as “T+4”). See “Plan of Distribution” in the prospectus supplement.

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